UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 5)
TARGANTA THERAPEUTICS CORPORATION
(Name of Subject Company)
TARGANTA THERAPEUTICS CORPORATION
(Name of Person(s) Filing Statement)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
87612C100
(CUSIP Number of Class of Securities)
Daniel S. Char
Vice President, General Counsel and Secretary
222 Third St., Suite 2300
Cambridge, MA 02142
(617) 577-9020
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)
With a copy to:
Marc A. Rubenstein, Esq.
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment
This Amendment No. 5 (“Amendment No. 5”) amends the Solicitation/Recommendation Statement on Schedule 14D-9, as originally filed with the Securities and Exchange Commission (“SEC”) on January 27, 2009 and as amended by Amendment No. 1 filed with the SEC on February 4, 2009, Amendment No. 2 filed with the SEC on February 11, 2009, Amendment No. 3 filed with the SEC on February 20, 2009 and Amendment No. 4 filed with the SEC on February 20, 2009 (the “Schedule 14D-9”) by Targanta Therapeutics Corporation, a Delaware corporation (the “Company”). The Schedule 14D-9 and this Amendment No. 5 relate to the tender offer by Boxford Subsidiary Corporation, a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of The Medicines Company, a Delaware corporation (the “Parent”), as disclosed in a Tender Offer Statement on Schedule TO, dated January 27, 2009 (as amended and supplemented from time to time, the “Schedule TO”), filed by the Purchaser and the Parent, to purchase all the outstanding shares of common stock, par value $0.0001 per share, of the Company for consideration of (1) $2.00 per common share, net to the seller in cash, plus (2) the contractual right to receive up to an additional $4.55 per common share in contingent cash payments if specified regulatory and commercial milestones are achieved within agreed upon time periods, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 27, 2009 (the “Offer to Purchase”) and as supplemented on February 13, 2009 (the “Supplement”), and in the related Letter of Transmittal, which together with the Offer to Purchase constitutes the “Offer.” The Offer to Purchase, the related Letter of Transmittal and the Supplement were filed as Exhibits (a)(2), (a)(3) and (a)(14), respectively, to the Schedule 14D-9.
The Offer is being made pursuant to the Agreement and Plan of Merger dated as of January 12, 2009, among the Company, the Purchaser and the Parent, pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company, with the surviving entity, the Company, becoming a direct wholly-owned subsidiary of the Parent.
Capitalized terms used, but not otherwise defined, in this Amendment No. 5 shall have the meanings given in the Schedule 14D-9. All information in the Schedule 14D-9 is incorporated by reference in this Amendment No. 5, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.	Additional Information.
Item 8 is hereby amended and supplemented by adding the following text to the end of Item 8:
“(h) Expiration of Offering Period; Completion of Offer.
     On February 25, 2009, the Parent issued a press release announcing the expiration of the initial offering period and the successful completion of the Offer, which is filed as Exhibit (a)(16) hereto and is incorporated herein by reference. According to American Stock Transfer & Trust Company, the depositary for the Offer, as of the expiration of the initial offering period at 12:00 Midnight, New York City time, at the end of Tuesday, February 24, 2009, a total of approximately 20,577,989 Shares (excluding Shares tendered under guaranteed delivery procedures) were validly tendered to the Purchaser and not withdrawn, representing approximately 98% of the Shares outstanding. The Purchaser has accepted for payment all Shares that were validly tendered during the initial offering period, and payment for such Shares will be made promptly, in accordance with the terms of the Offer.
     The Parent expects to complete its acquisition of the Company by means of a Merger of the Purchaser with and into the Company, as a result of which the Company will become a wholly owned subsidiary of the Parent. Pursuant to the Merger, each remaining outstanding Share (other than (1) any Shares held by the Company as treasury stock or owned by the Parent, the Purchaser or any subsidiary of the Company, the Parent or the Purchaser and (2) any Shares held by a holder who has not voted in favor of or consented to the Merger and who has properly demanded and perfected his, her or its right to be paid the fair value of such Shares in accordance with the provisions of Section 262 of the General Corporation Law of the State of Delaware) will be automatically cancelled and converted into the right to receive the Offer Price. The Parent expects to complete the Merger as soon as practicable pursuant to the short-form merger procedure available under Section 253 of the General Corporation Law of the State of Delaware.
     The full text of the press release issued by the Parent is attached hereto as Exhibit (a)(16) and is incorporated herein by reference.”

Item 9.	Exhibits.
Item 9 of Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(16)	Press release issued by the Parent dated February 25, 2009 (incorporated by reference to Exhibit (a)(5)(L) to the Schedule TO of the Parent filed with the SEC on February 25, 2009).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2009	TARGANTA THERAPEUTICS CORPORATION
	By:	/s/ Daniel S. Char
Daniel S. Char Vice President, General Counsel and Secretary